HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

December 28, 2020

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Edward M. Kelly

Re:	Huadi International Group Co., Ltd.
Registration Statement on Form F-1
File No. 333-248919

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm Eastern Time on December 30, 2020, or as soon thereafter as is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer